# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: (Voting) Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 07/03/2025
Amends the filing with accession number 0001437749-25-010539
Filed by CIK 0001504590
Persons authorized to receive notices and communications: Steven Sugarman, 900 Bedford Street, Stamford, Connecticut (CT), 06901, (203) 252-5900

## Reporting persons
- Sugarman Steven (CIK 0001504590): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (8.3% of the class); the aggregate amount excludes certain shares
- Steven and Ainslie Sugarman Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (8.3% of the class); the aggregate amount excludes certain shares
- Ainslie Sugarman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (8.3% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: (Voting) Common Stock, Par Value $0.01 Per Share
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Comment: This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed to update and supplement information set forth in Schedule 13D filed with the Securities and Exchange Commission on April 2, 2025 ("Schedule 13D") by Steven and Ainslie Sugarman Living Trust, a revocable living trust for the benefit of Steven Sugarman and Ainslie Sugarman (the "Trust"), as well as Steven Sugarman, President and Chief Executive Officer and director of the Issuer, and his spouse, Ainslie Sugarman, as trustees of the Trust (collectively, the "Reporting Persons" and each a "Reporting Person"). Except as updated and supplemented herein, such information remains in full force and effect. All capitalized terms contained herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 3, 2025, 25,000 shares of Series A Preferred Stock previously issued to the Trust automatically converted into 2,000,000 shares of non-voting common stock, par value $0.01 per share ("Non-Voting Common Stock"), of the Issuer, pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer. Each share of Non-Voting Common Stock is convertible into one share of voting common stock of the Issuer, par value $.01 per share ("Voting Common Stock"), subject to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, including the limitation that no holder of Non-Voting Common Stock has the right to become the beneficial owner (as determined under Rule 13d-3 under the Exchange Act) of more than 9.99% of the issued and outstanding voting securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are filing this Amendment to report the transaction set forth in Item 3 above. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,019,978
Number of shares as to which each person has sole or shared power to vote or dispose:
8.3% (1)

_______________
(1) The percentage is based upon 84,783,830 shares of Voting Common Stock outstanding as of the close of business on July 3, 2025.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sugarman Steven: /s/ Steven Sugarman, Steven Sugarman (07/08/2025)
- Steven and Ainslie Sugarman Living Trust: /s/ Steven Sugarman, Steven Sugarman Trustee (07/08/2025)
- Ainslie Sugarman: /s/ Ainslie Sugarman, Ainslie Sugarman (07/08/2025)